UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND 9D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 8)
MKS Instruments, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
55306N 10 4
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

CUSIP No.	55306N 10 4	13G	Page 2 of Page 6

1	NAMES OF REPORTING PERSONS Claire R. Bertucci

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,370,661

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,218,699(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,370,661

WITH	8	SHARED DISPOSITIVE POWER

		2,218,699 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,589,360 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Shares in Rows 6, 8 and 9 include 2,195,399shares beneficially owned by John R. Bertucci, Mrs. Bertucci’s spouse, with respect to which Mrs. Bertucci disclaims beneficial ownership.

CUSIP No.	55306N 10 4	13G	Page 3 of Page 6

Item 1(a). Name of Issuer:
     MKS Instruments, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     90 Industrial Way
     Wilmington, MA 01887
Item 2(a). Name of Person Filing:
     Claire R. Bertucci
Item 2(b). Address of Principal Business Office or, if None, Residence:
               The address of the reporting persons is:
               c/o MKS Instruments, Inc.
               90 Industrial Way
               Wilmington, MA 01887
Item 2(c). Citizenship:
     Mrs. Bertucci is a citizen of the United States.
Item 2(d). Title of Class of Securities:
     Common Stock, no par value per share.
Item 2(e). CUSIP Number:
     CUSIP No. 55306N 10 4
Item 3. If This Statement is Filed Pursuant to §240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

CUSIP No.	55306N 10 4	13G	Page 4 of Page 6
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership:
     The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered under this Statement.
     (a) Amount Beneficially Owned: 4,589,360 shares (2)
     (b) Percent of Class: 8.5%
     (c) Number of Shares as to which Claire R. Bertucci has:
     (i) Sole power to vote or to direct the vote: 2,370,661 shares
     (ii) Shared power to vote or to direct the vote: 2,218,699 shares (2)
     (iii) Sole power to dispose or to direct the disposition of: 2,370,661 shares
     (iv) Shared power to dispose or to direct the disposition of: 2,218,699 shares (2)

(2) Includes 2,195,399 shares beneficially owned by John R. Bertucci, Mrs. Bertucci’s spouse, with respect to which Mrs. Bertucci disclaims beneficial ownership.

CUSIP No.	55306N 10 4	13G	Page 5 of Page 6
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: .
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable
Item 8. Identification and Classification of Members of the Group.
     Not applicable
Item 9. Notice of Dissolution of Group.
     Not applicable
Item 10. Certification.
     Not applicable

CUSIP No.	55306N 10 4	13G	Page 6 of Page 6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 6, 2008

/s/ Claire R. Bertucci Claire R. Bertucci